

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Stephanie Wyss
President and Chief Financial Officer
Movie Trailer Galaxy, Inc.
11022 Aqua Vista Street, Suite 10
Studio City, CA 91602

> **Re: Movie Trailer Galaxy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 2, 2011**
> **File No. 333-169970**

Dear Ms. Wyss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary of Consolidated Financial Information, page 2

Statement of Operations, page 2

1. We note your revised disclosure and response to comment one of our letter dated February 22, 2011. However, the amount you disclose for total operating expenses and Net Loss since inception of $12,251.00 is not correct. The total operating expenses incurred from inception on April 27, 2010 through November 30, 2010 is $12,795.00. Please revise your disclosure accordingly.

Risk Factors, page 3

Some of the Selling Shareholders in this Offering . . ., page 6

2. We note your revised disclosure and response to comment two of our letter dated February 22, 2011. As previously requested, please disclose that the facts in this risk factor suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Financial Statements, page F-1

Unaudited Financial Statements – as of November 30, 2010

3. Please label all columns and headings as "unaudited" where appropriate on statements on pages F-15 through F-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.